Exhibit 11.1

HEIDMAR MARITIME HOLDINGS CORP.

INSIDER TRADING POLICY

Heidmar Maritime Holdings Corp. (the “Company”) encourages ownership of its stock by all officers, directors and employees. However, trading in the Company’s securities is subject to insider trading laws, and all employees (especially the Company’s officers, directors, certain employees, certain consultants and certain shareholders and their family members) should remain vigilant to avoid violating these laws.

Although “insider trading” is not defined in the securities laws, it is generally thought to be described as trading either personally or on behalf of others on the basis of material non-public information or communicating material non-public information to others in violation of the law.

The U.S. Securities Exchange Act of 1934, as amended, prohibits the misuse of material, nonpublic information. The Company forbids any employee from trading, either for his or her personal account or on behalf of others, while in possession of material nonpublic information, or communicating material nonpublic information to others in violation of the law.

In order to avoid even the appearance of impropriety, the Company has developed this Insider Trading Policy (this “Policy”) in order to explain when and how employees are authorized to make predetermined trades without violating insider trading laws and to summarize the consequences of violating insider trading laws. The Policy applies not only to Company shares, but also any other securities issued by the Company.

You are responsible for ensuring your complying with this Policy. This policy also applies to your family members. Violations of this Policy are a serious matter. If you (or a family member) violate this Policy, you may be subject to civil and criminal charges. Failure to comply with the Policy may cause an employee to be subject to disciplinary action.

The Policy will be administered and supervised by the Company’s Chief Financial Officer.

1.
THE INSIDER CONCEPT

WHO IS AN INSIDER?

An “insider” is an officer, director, 10% stockholder and anyone who possesses inside information because of his or her relationship with the Company or with an officer, director or principal stockholder of the Company and any employee who has obtained material non-public corporate information, as well as any person who has received a “tip” from an insider of the Company concerning information about the Company that is material and nonpublic. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of those organizations.

WHAT IS MATERIAL INSIDE INFORMATION

Material Inside Information is any information which, if known, could reasonably be expected to affect the value of the Company’s stock, or which would affect the investment judgment of a person making a decision to buy or sell the stock.

Information that should be considered material includes such things as dividend changes, earnings estimates not previously disseminated, material changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

Material inside information can be either positive or negative.

WHAT INFORMATION IS NON-PUBLIC?

Information is “nonpublic” if it has not been disclosed to the public generally. For information to be considered public, there should be some evidence that it has been widely disseminated and that the investing public has had time to absorb the information. . For example, information found in a report filed with the U.S. Securities and Exchange Commission, or appearing in Dow Jones, Reuters, The Wall Street Journal, on Bloomberg or in other publications of general circulation ordinarily would be considered public. In addition, in certain circumstances, information disseminated to certain segments of the investment community may be deemed “public”, for example, research communicated through institutional information dissemination services such as First Call. (However, the fact that research has been disseminated through such a service does not automatically mean that it is public.) Remember, it takes time for information to become public. The amount of time since the information was first disseminated ordinarily is a factor regarding whether the information is considered “public”.

If you have any questions whether certain information is material or has not been publicly disclosed, please call the Company’s Chief Financial Officer.

2.
GUIDELINES FOR INSIDER TRADING

NO TRADING ON MATERIAL NONPUBLIC INFORMATION

Trading on information that is “material” and “nonpublic” is prohibited.

An employee should never trade the Company’s shares while in possession of material, nonpublic information about the Company. Additionally, you should not discuss or reveal any “inside information” about the Company to anyone, except as strictly required for a legitimate Company business purpose.

Prior to trading in the Company’s shares, and if you think you may have material non-public information, ask yourself the following questions:

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Is the information material? Is this information that an investor would consider important in making an investment decision? Would you take it into account in deciding whether to buy or sell? Is this information that would affect the market price of the securities if generally disclosed?
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Is the information non-public? To whom has this information been provided? Has it been effectively communicated to the marketplace? Has enough time gone by?

If you are at all uncertain as to whether any information you have is “inside information,” you must:

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Immediately report the matter to the Company's Chief Financial Officer, the Company's Chief Executive Officer;
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Refrain from purchasing or selling any shares or other securities of the Company; and
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Not communicate the information inside or outside the Company.

After you and management have reviewed the issue and consulted with outside legal counsel to the extent appropriate, you will be instructed as to whether you may trade and/or communicate that information.

BLACKOUT POLICY AND TRADING WINDOW

Insiders must only conduct transactions involving the purchase or sale of Company shares or other Company securities during the period commencing at the open of the Nasdaq Stock Market on the second business day following the date of public disclosure of the Company’s financial results for a particular fiscal quarter or year and continuing until the close of the Nasdaq Stock Market on the 14th day after the last day of the current fiscal quarter (the “Trading Window”). Insiders may not conduct transactions in the Company’s shares or securities at other times (a “Blackout Period”).

In addition, from time to time material non-public information regarding the Company may be pending. While such information is pending, the Company may impose a special Blackout Period during which the same prohibitions and recommendations shall apply, even if this occurs during a Trading Window.

Note: Even during the Trading Window, any person possessing material non-public information concerning the Company, should not engage in any transactions in Company shares until such information has been made public and absorbed by the market.

PRE-CLEARANCE OF TRADES

All insiders must pre-clear all trades in the Company’s shares at all times , including during the “Trading Window” as set above, with the Company’s Chief Financial Officer who will consult as necessary with senior management and /or outside legal counsel before clearing any proposed trade.

3.
PENALTIES OF AN INSIDER TRADING VIOLATION

Penalties for insider trading are severe both for insiders and employees as well as for their employer. An insider can be subject to some or all of the penalties listed below, even if he or she does not personally benefit from the violation:

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Jail sentences;
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Civil injunctions;
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Civil treble (3x) damages;
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Disgorgement of profits;
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Criminal fines of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and
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Fines for the employers or other controlling person of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

You should be aware that the Company cannot defend you against an insider trading violation. You would have to bear the costs of defending yourself, and those costs can be staggering. In addition, the damage to your reputation -- and that of the Company -- as a result of an insider trading violation could be irreparable.

4.
QUESTIONS OR CONCERNS

Any questions or concerns regarding the Company’s Policies and Procedures to detect and prevent insider trading should be directed to the Company’s Chief Financial Officer.

REMEMBER - All employees are encouraged to report any violation and/or raise any reasonable concern with this policy, in accordance with the Company’s Whistle blowing Policy.